Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-150025) pertaining to the Saifun Semiconductors Ltd. 1997 Share Option Plan, Saifun Semiconductors Ltd. 2001 Share Option Plan, and Saifun Semiconductors Ltd. 2003 Share Option Plan, (Form S-8 No. 333-131689) pertaining to the 2007 Equity Incentive Plan of Spansion Inc., (Form S-8 No. 333-143835) pertaining to the 2005 Equity Incentive Plan of Spansion Inc., and (Form S-3 No. 333-139833) and related prospectuses of Spansion Inc. of our audit reports dated February 12, 2010, with respect to the consolidated financial statements of Spansion Inc. and the effectiveness of internal control over financial reporting of Spansion Inc., included in this Annual Report (Form 10-K) for the fiscal year ended December 27, 2009.

/s/    ERNST & YOUNG LLP

San Jose, California

February 12, 2010